SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated November 11, 2013 with the report for the three month period ended September 30, 2013, filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

On behalf of IRSA Inversiones y Representaciones Sociedad Anónima, in compliance with Section 63 of the BCBA Regulations and as per the letter sent to the Buenos Aires Stock Exchange, this is to report to you the following in connection with the three month period ended September 30, 2013 and 2012:

IRSA Inversiones y Representaciones Sociedad Anónima
September 30, 2013 and 2012

1. Net Income

	In thousands of ARS
	09/30/13	09/30/12
Comprehensive net income:
Income attribuatble to:
Controlling company's shareholders	32,382	41,142
Non-controlling interest	2,886	9,668

2. Shareholders' Equity

Capital stock	578,506	578,676
Treasury stock	170	-
Restatement for capital stock and treasury stock (*)	123,329	274,387
Share premium	793,123	793,123
Cost of treasury stock	(1,182)	-
Purchase of additional interest in subsidiaries	(20,782)	(16,048)
Reserve for conversion	65,687	24,992
Reserve for equity based payments	13,988	4,263
Legal reserve	85,140	71,136
Reserve for new projects	492,441	419,783
Special reserve	395,249	-
Retained earnings	271,710	551,995
Non-controlling interest	396,256	391,659
Total Shareholders' equity	3,193,635	3,093,966

(*) Called restatement for capital stock as of 09/30/2012.

In compliance with Section o) of the referred Regulations, as of the closing date of the financial statements the Company’s stock capital was ARS 578,676,460 (including treasury stock) – divided into 578,676,460 common, registered, non-endorsable shares of ARS 1 par value each, and entitled to one vote per share.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A., who holds 378,753,404 shares, representing 65.45% of the issued and outstanding capital stock.

In addition, as of September 30, 2013, excluding Cresud's interest, the rest of the shareholders held 199,752,724 common, registered, non-endorsable shares of ARS 1 par value each, and entitled to one vote per share, representing 34.55% of the issued and outstanding capital stock.

In addition, as of September 30, 2013 the company held 170,332 shares as treasury stock.

As of September 30, 2013 there were no outstanding warrants or convertible notes for the purchase of our shares.

Below are the highlights for the three month period ended September 30, 2013:

➢	During the first quarter of 2014 we recorded highly satisfactory operating results. The company’s EBITDA grew by 14.5% compared to 2013, mainly driven by the Shopping Centers segment.

➢	Net income amounted to Ps. 35.3 million, 30.5% lower than in the same period of 2013, principally explained by higher financial charges and exchange rate differences.

➢
Our shopping centers’ sales grew by 28.5% as compared to the first quarter of 2013 and portfolio occupancy stood at 98.6%. EBITDA from this segment rose by 27.1% and the EBITDA/revenue margin reached 78.6%.

➢	Revenues from the Offices segment grew by 5.3%, explained by the reduction in leaseable area resulting from the sales made in 2013. We increased our portfolio’s occupancy to 97.3%.

➢	During this quarter we launched a share buyback program for up to ARS 200 million or 5% of the stock capital.

➢	The shareholders’ meeting held on October 31 past approved the payment of a cash dividend for ARS 250 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the relationship with the markets
November 12, 2013